PB 50 3/5/03

03012632

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49280

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Belfinance Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

156 West 56th Street - Suite 2001
(No. and Street)

New York, (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louis B. Lloyd 212 581-1515
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kamler, Lewis & Noreman LLP
(Name – *if individual, state last, first, middle name*)

One Linden Place - Suite 200 (Address) Great Neck (City) NY (State) 11021 (Zip Code)

SEC MAIL RECEIVED PROCESSING MAR - 3 2003 WASH, D.C. 181 SECTION

PROCESSED MAR 18 2003 THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 3/17

OATH OR AFFIRMATION

I, LOUIS B. LLOYD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BELFINANCE SECURITIES, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of New York
sworn to & subscribed before me
this 20th day of Feb 2003

Signature

PRESIDENT
Title

Notary Public

KAY P. CHOW
Notary Public, State of New York
No. 24-4950562
Qualified in Kings County
Term Expires May 1, 2003

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BELFINANCE SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY

INFORMATION REQUIRED BY RULE 17a-5 OF

THE SECURITIES AND EXCHANGE COMMISSION

AND INDEPENDENT AUDITOR'S REPORT

AND REPORT ON

INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2002

BELFINANCE SECURITIES, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION AND INDEPENDENT AUDITOR'S REPORT AND REPORT ON INTERNAL ACCOUNTING CONTROL
DECEMBER 31, 2002

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

81 Main Street
White Plains, NY 10601-1716
Tel (914) 997-0800
Fax (914) 948-2152

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholder
Belfinance Securities, Inc.

We have audited the accompanying statement of financial condition of Belfinance Securities, Inc. as of December 31, 2002 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these aforementioned financial statements based upon our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Belfinance Securities, Inc. as of December 31, 2002 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Kamler, Lewis & Noreman LLP

Kamler, Lewis & Noreman LLP

February 14, 2003
Great Neck, New York

BELFINANCE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$ 196,791
Marketable securities and investments (Note 4)	135,357
Other receivables (Note 3)	46,445
Due from broker	2,814
Prepaid expenses and other assets	5,788
Total Assets	$ 387,195

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Loan payable-shareholder	$ 11,244
Accrued expenses and other current liabilities	9,446
Total Liabilities	20,690
Contingencies (Notes 3,5,6 and 7)	
Stockholder's Equity:	
Common Stock, par value $.01; 10,000 shares authorized; 760 shares issued and outstanding	8
Paid-in capital	501,500
Accumulated deficit	(135,003)
Total Stockholder's Equity	366,505
Total Liabilities and Stockholder's Equity	$ 387,195

See accompanying notes to financial statements.

BELFINANCE SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues, Profits and Losses:	
Commission income	$ 112,217
Trading losses	(152,876)
Interest and dividends	606
	(40,053)
Expenses:	
Commissions	18,225
Clearance charges	18,673
Professional fees	22,000
Filing fees	5,087
Office supplies	9,655
Insurance	2,399
Travel	1,985
Outside services	595
Local Income Tax	260
	78,879
Net Loss	$(118,932)

See accompanying notes to financial statements.

BELFINANCE SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock		Paid-In	Accumulated	Stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balance, January 1, 2002	760	$ 8	$ 314,000	$ (16,071)	$ 297,937
Capital contributed			187,500		187,500
Net Loss	-	-	-	(118,932)	(118,932)
Balance, December 31, 2002	760	$ 8	$ 501,500	$(135,003)	$ 366,505

See accompanying notes to financial statements.

BELFINANCE SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows From Operating Activities:	
Net Loss	$ (118,932)
Unrealized losses on trading positions	112,884
Adjustments to reconcile net income to cash:	
Changes in assets and liabilities:	
Decrease in investments	60,900
Increase in due from broker	(296)
Decrease in prepaid expenses	88
Decrease in accrued expenses	(284)
Net Cash Provided By Operating Activities	54,360
Cash Flows From Financing Activities:	
Increase in loan payable-stockholder	6,506
Decrease in cash overdraft	(2,479)
Net Cash Provided By Financing Activities	4,027
Net Increase in Cash	58,387
Cash, beginning of year	138,404
Cash, end of year	$ 196,791
Supplemental Disclosure of Cash Flows Information:	
Cash Paid During the Year For:	
Income Taxes	$ 100
Supplemental Disclosure of Non-Cash Activities:	
Contribution of marketable securities by stockholder	$ 187,500

See accompanying notes to financial statements.

BELFINANCE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1 - Summary of Significant Accounting Policies

Business Organization and Description

On April 12, 1996, Belfinance Securities, Inc. (the "Company") was incorporated under the laws of the State of Delaware. The Company was formed as a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers ("NASD"). The Company maintains office facilities in New York, New York. The Company received its approval as a limited broker-dealer on February 19, 1997 and commenced executing customer orders with institutional and accredited investors in March, 2000.

Marketable Security Positions - Marked to Market

Marketable security positions are valued at lower of cost or market.

Revenues and Expenses From Security Transactions

Generally accepted accounting principles require that trading profits and losses, commission income and related expenses be recorded on a trade date basis unless the difference between trade date and settlement date is immaterial.

Statement of Cash Flows

The Company considers all cash investments with a maturity three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future periods.

Note 2 - Income Taxes

The Company, with the consent of its stockholder, elected under the Internal Revenue Code and the New York State Tax Code to be an S corporation. In lieu of corporate income taxes, the stockholder of an S corporation is taxed on the Company's Federal and New York State taxable income. Therefore, no provision or liability for Federal and New York State income taxes has been included in the financial statements.

Note 3 - Other Receivables

The Company was retained as the exclusive advisor and placement agent of a non-related entity in connection with a best efforts private placement. The Company advanced expenses in connection with the private placement for acting as the placement agent. As of December 31, 2002, the Company had advanced $46,445, which will be reimbursed at the closing of the private placement. There is no current plan as to when such private placement will be completed.

Note 4 - Investments

The Company advanced the NASD $121,641 for the purchase of a NASDAQ private placement for $60,279 and related warrants of $61,362, which was effective January 18, 2001. The warrants are recorded at cost as there is no determinable market for these warrants.

Note 5 - Related Party Transactions

An affiliated company, owned by the sole stockholder, provides certain administrative services, including rent, for the Company at no charge. The affiliate has a month-to-month lease with an entity whereby the stockholder serves on the entity's board of directors and audit committee.

Note 6 - Concentrations of Credit Risk

As a securities broker and dealer, the Company may be engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, institutional and individual investors. A substantial portion of the Company's transactions would be executed with and on behalf of institutional investors including other brokers and dealers, mortgage brokers, commercial banks, U.S. governmental agencies, mutual funds and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets and regulatory changes.

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1 (the rule also provides that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1). At December 31, 2002, the Company had net capital of $201,869, which was in excess of its required net capital of $100,000. The Company's ratio of Aggregate Indebtedness to Net Capital was to .1025 to 1.

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

81 Main Street
White Plains, NY 10601-1716
Tel (914) 997-0800
Fax (914) 948-2152

**INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION**

Board of Directors and Stockholder
Belfinance Securities, Inc.

We have audited the accompanying financial statements of Belfinance Securities, Inc. for the year ended December 31, 2002 and have issued our report thereon dated February 14, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II on the following pages is presented for purposes of additional analysis, and is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Kamler, Lewis & Noreman LLP

Kamler, Lewis & Noreman LLP

February 14, 2003
Great Neck, New York

BELFINANCE SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Schedule I

Net Capital:	
Total stockholder's equity per statement of financial condition	$ 366,505
Deductions - non-allowable assets:	
Other receivables	46,445
Prepaid expenses and other assets	5,788
Investments	108,192
Total Subtractions	160,425
Haircut on equity securities	4,075
Undue concentration	136
	4,211
Total Net Capital (Note 5)	$ 201,869
Aggregate Indebtedness:	
Loan payable-stockholder	$ 11,244
Accrued expenses	9,446
Total Aggregate Indebtedness	$ 20,690
Computation of Basic Net Capital Requirement:	
Minimum net capital required (6-2/3% of $20,690)	$ 1,379
Minimum dollar net capital requirement	$ 100,000
Net capital requirement	$ 100,000
Excess net capital (Note 7)	$ 101,869
Ratio of aggregate indebtedness to net capital (Note 6)	.1025 to 1

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

BELFINANCE SECURITIES, INC.
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Schedule II

Net Capital, as reported in the Company's December 31, 2001 FOCUS Report	$ 202,710
Net Audit Adjustments Related to:	
Increase in realized loss of securities	(841)
Net Capital Per This Report (Schedule I)	$ 201,869

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

81 Main Street
White Plains, NY 10601-1716
Tel (914) 997-0800
Fax (914) 948-2152

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
Belfinance Securities, Inc.

In planning and performing our audit of the financial statements of Belfinance Securities, Inc. for the year ended December 31, 2002, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the basic financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Belfinance Securities, Inc., that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recording of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities per Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control systems and of the practices and procedures referred to in the preceding paragraph and to assess whether they can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Because of inherent limitations in any internal accounting control system, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

81 Main Street
White Plains, NY 10601-1716
Tel (914) 997-0800
Fax (914) 948-2152

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 (CONTINUED)

Our study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Belfinance Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations. Practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's internal accounting control system was adequate at December 31, 2002 to meet the Commission's objectives.

At December 31, 2002, the Company was in compliance with the conditions of its exemption from SEC Rule 15c3-3 and no facts came to our attention during our audit that indicated that such conditions had not been complied with during the year ended December 31, 2002.

This report is intended solely for the use of the Board of Directors and management of Belfinance Securities, Inc., the Securities and Exchange Commission and other regulatory agencies and should not be used for any other purpose.

Kamler, Lewis & Noreman LLP

Kamler, Lewis & Noreman LLP

February 14, 2003
Great Neck, New York